SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Swiss law expert counters Alcon Independent Director Committee’s legal position in proposed merger with Novartis

•                  Merger decision must be approved by the entire board of the company and cannot be delegated to, nor vetoed by the Independent Directors Committee (IDC)

•                  Expert confirms that Novartis-nominated directors are not legally conflicted solely because of being nominated by a majority shareholder

•                  Alcon board, including Novartis-nominated directors, can validly approve a merger with a majority shareholder. Novartis may validly participate in the Alcon shareholders’ vote on the merger

•                  Contrary to the IDC’s view, the Alcon full board may validly amend the Organizational Regulations

•                  Creation and funding of the Alcon IDC litigation trust with funds of Alcon is contrary to Swiss law, also creating a conflict of interest between the IDC members’ fiduciary duties as Alcon board members and their duties to the litigation trust

Basel, September 30, 2010 — Novartis announced today that a Swiss corporate law expert reviewed and validated the Novartis legal position in the proposed merger with Alcon Inc under the Swiss Merger Act. The review was conducted following the publication of the legal opinion issued by the Alcon Independent Directors Committee (IDC) on June 28, 2010. The Swiss legal expert confirmed that the opinion and the actions of the Alcon IDC are not consistent with Swiss law.

The Novartis merger proposal with Alcon was announced on January 4, 2010. Novartis maintains that simplifying the ownership of Alcon is in the best interests of the stakeholders, and ultimately the patients who benefit from the products.

“Merger transaction decisions must be made by the full board and cannot be subject to a veto right by a sub-set or committee of directors,” according to Professor Dr. Peter Nobel, law professor at the University of Zurich and professor emeritus at the University of St Gallen, Switzerland and a recognized expert in the areas of financial and corporate law. “The Alcon IDC’s assertions that IDC approval is required to approve a merger with Novartis is inconsistent with well-accepted principles of Swiss law.” He further states: “There is appropriate protection of minority shareholders under Swiss law. This includes a review of the proposed exchange ratio by a fairness opinion, as well as the judicial ‘class action-like’ appraisal claim remedy.”

The opinion by Professor Nobel further confirms the Novartis view that directors who are nominated by Novartis are not conflicted solely as a result of being nominated by a majority shareholder. Accordingly, neither Swiss law nor Alcon Organizational Regulations provide a valid basis for considering Novartis-nominated board members as conflicted solely as a result of having been nominated by a majority shareholder.

Professor Nobel also concludes that an Alcon board that consists of Novartis-nominated directors can validly approve a merger transaction with a majority shareholder and as such, would not be rendered void under Swiss law. This means that the IDC’s stated strategy of blocking an approved merger would not prove successful under Swiss law. Equally, Novartis is allowed to vote its Alcon shares at an Alcon shareholders’ meeting approving the merger.

In addition, the IDC’s view, that the current version of the Alcon Organizational Regulations cannot be amended by the full board, is not in line with the duty of the board under Swiss law to adopt and amend the organizational regulations. In particular, the board is not prevented from changing such regulations pending any corporate transaction. “This is not about moving goalposts during a game — we are concerned with Swiss Company law and not with a sporting event,” Professor Nobel added.

On July 8, the IDC issued a press release announcing the creation of an irrevocable litigation trust, funded solely by $50 million of Alcon assets. The actions by the members of the IDC in creating this litigation trust are inconsistent with Swiss law and are not in the interests of Alcon, possibly creating a breach of fiduciary duties by these board members. In addition, the IDC members have thereby assumed legally binding fiduciary duties to act in the specific interests of the trust and of the minority shareholders alone. These duties are in direct conflict with the IDC members’ fiduciary duties to act in the interest of Alcon Inc as a whole.

Disclaimer

The foregoing release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “proposed,” “can,” “may,” “proposal,” “would,” or similar expressions, or by express or implied discussions regarding the potential merger with Alcon, or regarding potential synergies, strategic benefits or opportunities expected to result from the acquisition of 77% of Alcon or from the proposed merger with Alcon; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or business units. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the proposed merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities expected to result from the acquisition of 77% of Alcon or from the proposed merger with Alcon, or that Novartis will be able to realize them in the expected time. Neither can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results.  In particular, management’s expectations could be affected by, among other things, uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; disruption from the merger making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected clinical trial or other product development results, including additional analyses of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to accurately predict future market conditions; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 30, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting